Mail Stop 3561

July 24, 2006

Via U.S. Mail and Fax (212-817-6551)
Randall J. Weisenburger
Executive Vice President and
Chief Financial Officer
Omnicom Group, Inc.
437 Madison Ave.
New York, NY 10022

   RE: **Form 10-K for the fiscal year ended December 31, 2005**
      Filed February 24, 2006, and
      Form 10-Q for the quarter ended March 31, 2006
      Filed May 2, 2006,
      File No. 1-10551

Dear Mr. Weisenburger:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 1 Summary of Significant Accounting Policies, page F-8

1. We note on page 11 that you generate revenues from traditional media advertising, customer relationship management, public relations and specialty communications. Tell us in more detail your revenue recognition policy for each of the sources of revenues described on page 11. Also, tell us how each source of revenue relates to your description in the fourth sentence of your revenue recognition accounting policy footnote.

Note 4 Long-Term Debt and Convertible Notes, page F-15

2. We note the following provisions in connection with the issuances of the Convertible Notes: (1) the right of the note holders to convert the notes into shares of your common stock; (2) the note holders' right to put the notes back to you for cash in February of each year; (3) your agreement not to redeem the notes for cash before February 7, 2009; and (4) your possible requirement to pay contingent cash interest. Tell us how you accounted for each embedded instrument described above under SFAS 133. Tell us how you considered EITF 00-19 in concluding that you did not need to bifurcate the conversion option from the host contract. Also tell us how you considered EITF 98-5 and EITF 00-27 in your accounting. With regard to the put option, tell us how considered paragraphs 13 and 61(d) of SFAS 133 and DIG B-16 in your accounting.

3. We note that you made a payment of $33.5 million in August 2005 to holders of your 2032 Notes to not exercise certain put rights and, in November 2004, you paid $14.8 million and $1.5 million in the aggregate, respectively, to consent to certain amendments to your indentures and not to exercise certain put rights. In this regard, it is unclear to us why amortization of these payments under GAAP is appropriate. Please revise or advise in detail addressing the relevant accounting literature. Also, tell us whether the payment to the note holders to not exercise their put rights was part of the indenture agreement, or was separately negotiated. In addition, tell us how the payment amount was calculated.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director